Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Buenos Aires

March 9, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been informed that the Argentine Central Bank has publicly approved the transfer of certain assets and liabilities of Banco Finansur S.A. to Banco Galicia.

The transaction has been structured within a framework outlined by article 35, section II of Law 21,526, Chapter IV, entitled, “Entity restructuring in defense of credit and bank deposits.”

Although the extent of transferred assets and liabilities is still subject to review, we estimate that the transaction will not have a significant impact on Banco Galicia´s shareholders’ equity.

A due diligence process is underway in accordance with the terms of the offer submitted.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com